CARDERO RESOURCE CORP.

Form 51-102F1

Management's Discussion and Analysis

For the period ended April 30, 2007

INTRODUCTION

This Management Discussion and Analysis ("MD&A";) provides a detailed analysis of the business of Cardero Resource Corp. ("Cardero"; or the "Company";) and compares its financial results for the quarter ended April 30, 2007 to the same period in the previous year.  This MD&A should be read in conjunction with the Company's unaudited financial statements for the quarter ended April 30, 2007.  The Company's reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.

This MD&A contains certain statements which may constitute "forward-looking statements";.  Forward-looking statements include but are not limited to, statements regarding future anticipated exploration program results and the timing thereof, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company's ability to identify one or more economic deposits on its properties, to obtain all necessary permits, licenses and approvals required to carry out work on its properties, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Additional information relating to the Company, including the most recent Annual Information Form dated January 26, 2007, can be located on the Company's web site www.cardero.com or on the SEDAR website at www.sedar.com.

DATE

This Management Discussion and Analysis reflects information available as at June 8, 2007.

THE BUSINESS OF THE COMPANY

Background

Cardero Resource Corp. is a junior resource mineral exploration company.  Its assets consist of mineral properties, common shares and warrants of other junior natural resource exploration companies and cash.  The Company funds its operations primarily through the sale of its equity securities.  The mineral exploration business is very high risk.  Major risks applicable to the Company include:

1.

The chance of finding an economic ore body is extremely small, and the vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

2.

The market for junior resource equities, where the Company raises funds, is extremely volatile.  Even though the Company believes that it has sufficient funds on hand to meet its current requirements, there is no guarantee that it will be able to raise additional funds as it requires them.

3.

The establishment of undisputed title to mineral properties is often a time consuming process and even though the Company has diligently investigated title to all its mineral properties there is no guarantee of title.

4.

Currency fluctuations may affect the Company as its transactions are often conducted in US dollars, Mexican and Argentinean pesos, and Peruvian Nuevo Soles.

5.

The Company's properties are located in Mexico, Argentina and Peru and will be affected by the political stability and laws of those countries.

6.

There is no guarantee that the Company can obtain the necessary governmental permits, consents, approvals and licenses for its proposed operations as and when required.

7.

Environmental concerns and the fluctuation of metal prices, both of which are beyond the Company's control, may significantly alter the economics of the exploitation of any mineral deposits that it may discover or acquire.

(See "Risk Factors";)

Exploration Activities

Cardero is actively assessing, acquiring interests in and exploring a number of mineral exploration properties, primarily those it considers to be prospective for gold, copper and iron.  At the present time, it is focusing its activities in Mexico, Argentina and Peru, where it has established subsidiaries and the infrastructure to enable it to actively work in such countries.  The Company, through its subsidiaries, holds, or has the right to acquire interests in, a large number of properties in these countries.  However, at the present time it does not consider all of these to be material as, in many cases, the properties are in the early stages of evaluation, or have not had sufficient work done on them by the Company to determine if they are material.  Cardero presently considers its material properties to be the Baja IOCG Project (Mexico), the Iron Sands Project (Peru), the Pampa de Pongo Iron Project (Peru), Katanga (Peru), the Huachi Copper Porphyry (Argentina) and the Incahuasi SHV Project (Argentina).

Property	Total Costs as of October 31, 2006	Six months to April 30, 2007	Estimated Fiscal 2007 Expenditures(1)
Baja IOCG, Mexico	$5,277,115	$170,828	$749,335
Iron Sands, Peru	$3,367,085	$451,007	$1,256,060
Pampa de Pongo, Peru	$2,566,830	$116,369	$175,901
Katanga, Peru	$375,411	$713	$220,713
Huachi, Argentina	$524,904	$911,680	$1,061,680
Incahuasi, Argentina	$597,204	$300,585	$930,585

Note:

Estimated exploration expenditures only, does not include property payments.  Estimated expenditures are contingent upon ongoing successful results justifying further expenditures.

During the quarter, the Company carried out the following exploration activities:

Mexico

Baja IOCG

Cardero plans to continue to explore the Baja IOCG district during the third and fourth quarters of 2007, and has allocated a budget of approximately USD 500,000 for such work.  Additional drill testing is scheduled to occur at the San Jose, San Fernando West, El Gato and El Cuervito targets by year end.

The Company is presently seeking available drilling equipment to carry out the next phase of drilling at the Baja IOCG project.

Argentina

Huachi Project

The Huachi copper-gold property is located in San Juan Province in north-western Argentina.  The property has good access and exploration can be carried out on a year-round basis.  Previous exploration work appears to have been very limited, and there are no records or evidence of any extensive modern exploration.

Mapping by the Company indicates that copper-gold mineralization is part of a large and well developed porphyry style hydrothermal system.  The outcropping porphyry style copper mineralization is closely related to potassic alteration and is developed in two main zones.  The Company commenced an initial drill program on the property in November 2006.

Geological reconstruction from surface outcrops and drilling indicates that the mineralized porphyries have the following minimum dimensions: 550 metres north-south by 300 metres east-west and 320 metres vertical depth.  Mineralization remains open to the west, north, partially to the east and at depth.

Four drill holes were completed during the current reporting period and the results are shown in Table 1.

Hole 07-HU-07 was designed to test the south-eastern extension of the Oro Rico Porphyry.  The drillhole intersected highly altered mafic intrusives containing abundant pyrite mineralization.  The entire hole is geochemically anomalous returning 179 metres @ 0.16% CuEq (0.07% copper & 0.13 g/t gold).

Hole 07-HU-08 was designed to test the former Sentazon epithermal gold system.  The mineralized gold system was intersected significantly deeper than expected, from 310 to 326 metres downhole (approximately 400 metres vertically below the surface workings).  The drillhole intersected highly altered gabbro, cut by irregular quartz-pyrite veins which grade to narrow base metal veinlets (zinc-lead-copper) and associated breccia zones.  Geochemically, the zone returned 16 metres @ 1.3 g/t gold with base metal support (0.8% zinc and 430 ppm lead) within which 6 metres returned 2.3 g/t gold (1.4% zinc and 600 ppm lead). Based on the geological model it is predicted that higher gold grades, if present, should be encountered at shallower levels of the epithermal system.  Future drilling will test for near surface precious metal mineralization directly below and along strike from the former surface workings.

Hole 07-HU-09, collared approximately 350 metres north-northwest of HU-02, intersected weakly mineralized volcanics prior to intersecting the ‘blind' mineralized monzodioritic porphyry intersected in 06-HU-02.  The entire hole is geochemically anomalous, returning 385 metres at 0.24% CuEq.  Grade is seen to increase with depth approaching and into the potassically altered monzodioritic porphyry.  For example, copper increases from 0.19% in the upper 200 metres to 0.29% for lowermost 200 metres and gold from 0.1 to 0.2 g/t with the lowermost 50.8 metres returning 0.38% CuEq.

Finally, hole 07-HU-10 was abandoned at 123 metres due to poor ground conditions and failed to reach target depth.  It is geochemically anomalous over its entire length, returning 123 metres at 0.2% CuEq.

Table 1:  Summary of Huachi Borehole Results
(holes 7 to 10)

Borehole	Dip/Azimuth	From (m)	To (m)	Results
07-HU-07	-60/160	0	179	179m @ 0.16% CuEq (0.07% copper & 0.13 g/t gold)
07-HU-08	-55/110	310	326	16m @ 1.3 g/t gold, within which 6m returned 2.3 g/t gold
07-HU-09	-60/210	6 350 376	400.8 400.8 400.8	384.8m @ 0.24% CuEq (0.16% copper & 0.11 g/t gold) 50.8m @ 0.38% CuEq (0.25% copper & 0.18 g/t gold) 24.8m @ 0.44% CuEq (0.29% copper & 0.2 g/t gold)
07-HU-10	-70/270	0	123	123m @ 0.2% CuEq (0.13% copper & 0.1 g/t gold)

Note:

All depths downhole.

Copper Equivalent (CuEq) calculation is based on metal prices of $0.90/lb copper and $450/oz gold. The calculation has not been adjusted to reflect relative recoveries of the metals as metallurgical testing has yet to be undertaken.

Following full analysis of Phase I drilling results, it is interpreted that the Huachi porphyry system has only been partly tested, mainly in the south, by holes 06-HU-01, 06-HU-02 and 07-HU-09.  More drilling is necessary to test for large, higher grade mineralized zones, similar to the short interval around 160 metres in hole 06-HU-02, where grades of 1 to 3% Cu were intersected.  The central part of the porphyry system (farther to the west where mapped alteration continues) remains essentially untested.

The mineralization appears to consist of dominantly fine-grained chalcopyrite dissemination and fracture-filling in both intrusive and country rocks.  Quartz veining that hosts copper mineralization, although present, is minor, as is quartz-vein hosted pyrite with very fine-grained molybdenite.  The analytical data suggests that the hydrothermal system needs to be more fully tested because several holes (06-HU-02, 06-HU-03 and 07-HU-09) show an increase in grades with depth and to the west, possibly related in some way to the altered monzodiorite, a large buried intrusion.  Deep mineralization beneath the West Rim is further indicated by high grade Filomena copper veins about 750 metres immediately to the west of the Sandes adit, in the south part of the Canyon.

As the mineralized system remains open, an IP Survey will be utilized to delineate disseminated sulphide mineralization within those parts of the system not exposed at surface.  Work on this survey will begin in early June 2007.  Once complete, the results will be processed and integrated with existing data to provide the best possible interpretation with which to plan the Phase II drilling program, currently scheduled for late 2007.

Los Manantiales Project (formerly "Mina Angela";)

In March 2007, Cardero entered into a letter of intent with Hochschild Mining Holdings Limited ("HMHL";), a subsidiary of Hochschild Mining plc., pursuant to which it has granted HMHL the option to earn up to a 70% interest in the Los Manantiales Gold property, located in Chubut Province, Argentina.

According to publicly available information, mineralization at Los Manantiales consists of low sulphidation epithermal vein systems hosted by Jurassic andesitic volcanics.  Production took place on selected veins between 1978 and 1992.  From 1983, when accurate mining records began, until closure in 1992, Los Manantiales produced 1,037,360 tons at an average grade of 4.0g/t gold, 48.4g/t silver, 2.0% lead, 0.4% copper and 4.6% zinc.  Mineralization remains open at depth.

Most recently, in 1997 and 1998, Lonrho Mining of South Africa conducted significant exploration and discovered a new vein system, El Sahuel.  Based on very limited testing, the best drill intersection obtained was 1.36 metres grading 40.65 g/t gold, 1,773 g/t silver, 1.79% lead, 0.23% copper and 10.06% zinc at a vertical depth of 65 metres below surface.  Another hole drilled on the El Sahuel system intersected a second vein approximately 65 metres to the west which returned 2 metres averaging 6.69 g/t gold, 240g/t silver, 0.52% lead, 0.04% copper and 2.19% zinc.  At the end of 1998 Lonrho decided to concentrate on mining activities in Africa and withdrew from overseas exploration, including South America.  Geophysics indicates that the vein system has a potential strike length of 1.6 kilometres.  The system is presently poorly delineated and remains open along strike and at depth.

HMHL may earn an initial 60% interest in the property by incurring an aggregate of USD 3,500,000 in expenditures over 4 years.  Upon HMHL having earned an initial 60% interest, the Company may elect to either participate at its 40% interest level, or request HMHL to fund the preparation of a bankable feasibility study within 4 years of such request and thereby earn an additional 10% interest in the joint venture.  Upon such request being made by the Company, HMHL may either elect to fund the bankable feasibility or not.  If it does so, it will earn the additional 10% interest upon completion of the bankable feasibility study.  Following the formation of the joint venture and the completion of its earn-in requirements by HMHL, each participant is responsible for funding its share of joint venture expenditures.  If it does not do so, its interest will be diluted.  Upon the interest of a participant being diluted to less than 10%, such interest will be converted to a 2% net smelter return royalty.

HMHL is the operator of the project while it is completing its earn-in, and is responsible for formulating and implementing all work programs at the property and making all property payments to the underlying vendor.  HMHL has advised the Company that it is in the process of making the payment due April 25, 2007 and is presently in discussions with the underlying vendor in that regard.

Sediment Hosted Vein (SHV) Project

The SHV project is an exploration program, based on a specific geological model, targeting the prospective 61,000 square kilometre Santa Victoria basin in north-western Argentina.  The SHV Project involves an ongoing reconnaissance program in the basin, accompanied by the acquisition of properties believed to be prospective for this type of deposit.  To date, Company has acquired interests in, or the right to acquire an interest in, 17 separate properties (1,025 square kilometres in total), of which one has been dropped following further investigation.  The remainder make up the properties currently comprising the Company's SHV Project.  Additional properties may be acquired, and existing properties may be abandoned or returned to their respective vendors, as reconnaissance and property evaluation is ongoing.  In addition to the ongoing reconnaissance program, follow-up work has, to date, focussed on the Incahuasi and Salar de Oro properties:

Incahausi Gold Project

Work completed to date at Incahuasi includes detailed mapping, trenching and compilation of historical production data.  Trenching at the Western Vein Group, located 200 metres west of the former Incahuasi mine, cut 33.5 metres at 3.35 g/t gold within which 14 metres grades 6.9 g/t gold.  An additional nine trenches along strike and to the north of the mine returned geochemically anomalous values, ranging from below detection limit to 5.22 g/t gold and averaging 0.28 g/t gold.

An examination by Company personnel of all available historic grade control data indicates that gold grade increases at depth from an average ‘run-of-mine' of approximately 10 g/t gold in Levels I to III to 10 to 20 g/t gold in Level IV, and, finally, to +20 g/t gold in Levels V & VI.  Based on a structural section reconstruction, the principal mined fault zone is interpreted to extend an additional 600 - 800 metres down-dip and represents a highly attractive target.

The principal mined fault zone has a recognized surficial and sub-surface strike length of approximately 850 metres and has a true thickness varying from 10-30 metres, averaging approximately 13 metres wide.  It was mined from surface to 130 metres depth when mining apparently ceased in ore grade material due to flooding on Levels V and VI.  Quartz vein density through the accessible, upper-portions of the main fault zone is typically 5-10%, but locally reaches 30-50% over intervals up to 10 metres wide.

The property has been historically mined since pre-Hispanic times, most recently by La Nueva Compania Minera Incahuasi from 1936-1954.  According to published reports, this company mined the main shear zone and had a 40 ton/day mill installed processing an average grade of 14.21 g/t gold with bonanza grades of up to 300 g/t gold present.  Sampling of surficial dumps and outcropping mineralization by Cardero has confirmed these values.

Geologically, the former gold mine is characterized by multiple generations of gold-bearing quartz veins.  Detailed mapping by Cardero indicates that the exposed gold system measures approximately 1.5 kilometres by 4 kilometres, with the most intensely altered zone centered over the main deposit area, which remains open to both the north and south.  This zone is characterized by a sericite-pyrite-iron carbonate assemblage associated with intense gold bearing quartz veining over a 340 metre by 1,200 metre area within a faulted and sheared anticline.  Furthermore, the San Antonito gold prospect (values up to 60 g/t gold over 2 metres) is located 16 kilometres south and along strike from Incahuasi, illustrating the prospective nature of the gold-bearing regional structure.

A 2,750 metre, fourteen-hole, diamond drilling program commenced on the Incahuasi Gold property in April, 2007.  The diamond drill program is designed to test the Incahuasi property for its potential to host a significant gold deposit and will focus on the down dip extension of the high grade mine workings and the northern extension of the former mine workings as well as an initial test of the Western Vein Group.  To date, 5 holes (800 metres) have been completed and results are pending.  The Company has also applied for additional cateos covering the ground between the historic Incahuasi workings and the San Antonio gold prospect to the south.

Salar de Oro Project

Reconnaissance scale sampling conducted by Cardero at Salar de Oro has led to the discovery of two separate gold bearing zones located 15 kilometres apart along a north-trending belt of sedimentary rocks.  The northern gold zone is characterized by historical underground workings which targeted multiple gold zones hosted over a minimum area 850 metres north-south by up to 100 metres east-west.  The zone is open to the north, south and west.  Ongoing artisanal placer mining continues to recover gold from the system.  Sampling at the northern gold zone targeted outcropping quartz veins, altered sediments with quartz veinlets, and tailings from the historical workings.  The average grade from a total of 65 characterization or grab samples is 3.96 g/t gold.

Previous exploration work at the Salar de Oro property appears to have been very limited, and there are neither records nor evidence of any extensive modern exploration.  Small-scale underground mining ceased back in the 1950's.  Importantly, the property has never been drill tested.  Cardero has been systematically exploring the property through a phased program of detailed structural and alteration mapping, trenching, and geochemical sampling.

Phase I drilling (750-1,000 metres) is scheduled to commence in June 2007.

Peru

Katanga Project

The Katanga Iron Project is located 10 kilometres southwest of the town of Livitaca, South Central Peru, at an elevation of 4,000 metres.  The project is located approximately 250 kilometres north of the rail head at Sombay in south-central Peru and 650 kilometres east of the port of Matarani.

The Company is presently examining quotations for contract mining, processing and combined truck and rail transportation availability and capacity to the port of Matarani.  In conjunction with this, a study of the existing infrastructure is in progress aimed at assessing the costs of any required infrastructure upgrading.  It is anticipated that such studies will be completed in the third quarter of 2007.

Iron Sands Project

The Iron Sands Project is a 25,000 hectare (250 square kilometres) iron (magnetite) sand project, consisting of three separate groups of claims, each covering a different dune field, and known (from north to south) as the Carbonera, Pampa El Torro and Tanaca Dune fields.  The Iron Sands Project is located near the city of Nazca in the desert coastal region of southern Peru approximately 45 kilometres northeast of the port of San Juan and close to the large Marcona iron mine (approximate resource of 1.4Bt @ 54% iron), and to Cardero's Pampa de Pongo iron deposit.

Exploration conducted to date at the Iron Sands Project has resulted in the discovery of a large, low-grade magnetite sand deposit at Pampa El Toro which could be amenable to modern bulk mining technologies.

Cardero is currently awaiting final results from metallurgical testwork on samples from Pampa El Torro.  Results are expected in July 2007.

Amable Maria Property

The Amable Maria property is prospective for a variety of uranium mineralization styles including polymetallic uranium veins, intrusion and sedimentary hosted uranium.  The Company is presently seeking a joint venture partner to rapidly advance this large untested area, as well as other Peruvian uranium opportunities.

The results from a stream sediment survey, which was designed to test an area of approximately 80 by 80 kilometres adjacent to the San Ramon granite batholith, contain anomalous uranium and thorium concentrations over an area of 205 square kilometres on the western flanks of the batholith.

During May 2007, Cardero undertook follow-up reconnaissance fieldwork, collecting 28 rock samples for whole-rock analysis.  This work will characterise the granite host by assessing its fertility, delineate anomalous outcrop and assess the style of mineralization, together with bulk tonnage potential.  In addition, 29 stream sediment samples were taken in an area north of the batholith to screen for possible red-bed hosted uranium mineralisation.  These samples have already been submitted to ALS-CHEMEX in Lima, and the results will be reported when available.  Additional sampling is currently in progress and should be completed during June.  The San Ramon area will be screened with a scintillometer during June and July 2007.

Qualified Person(s) and Quality Control/Quality Assurance

EurGeol Keith Henderson, Cardero's Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the mineral property disclosure in this MD&A.

The work programs on the Company's properties are designed and are supervised by Keith Henderson, Vice President, Exploration, of Cardero, either alone or in conjunction with independent consultants.  Mr. Henderson and such consultants, as applicable, are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the various project rigorously collect and track samples which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, initially in Mexico, Argentina and Peru.  Due to the nature of the Company's proposed business and the present stage of exploration of its mineral properties (which are primarily early to advanced stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply:

Mining Industry is Intensely Competitive:  The Company's business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  The vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Permits and Licenses:  The operations of the Company will require consents, approvals, licenses and/or permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary consents, approvals, licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

No Assurance of Profitability:  The Company has no history of earnings and, due to the nature of its business, there can be no assurance that the Company will ever be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Matters:  Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund.  The Company's right to exploit any mining properties is and will continue to be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Insufficient Financial Resources:  The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of all of its planned exploration and development programs.  The development of the Company's properties will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There can be no assurance that the Company will be successful in obtaining the required financing.  Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties.  In particular, failure by the Company to raise the funding necessary to maintain in good standing the various option agreements it has entered into could result in the loss of the rights of the Company to such properties.

Foreign Counties and Regulatory Requirements:  All of the mineral properties held by the Company are located in Mexico, Argentina or Peru, where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company's business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company's operations will depend upon numerous factors, many of which are beyond the Company's control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company's operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian dollars.  Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Mexican and Argentine pesos and Peruvian nuevo soles.  The Company's operations in Mexico, Argentina and Peru and its proposed payment commitments and exploration expenditures under many of the agreements pursuant to which it holds, or has a right to acquire, an interest in its mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company's financial position and results.

Price Fluctuations and Share Price Volatility:  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual and extreme fluctuations in price will not occur.

Surface Rights and Access:  Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures.  In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming.  In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access.  However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access.  There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities.  In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction

Title:  Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Investments

The Company continues to hold 3,000,000 common shares of ITH and common share purchase warrants to purchase an additional 2,000,000 common shares at a price of $1.00 until August 4, 2008.  Following the completion by ITH of a significant private placement in April 2007, the Company holds approximately 7.84% of ITH.  The Company does not have any present intention of disposing any of its current holdings in ITH.

Subsequent to the quarter ended April 30, 2007, on May 16, 2007 the Company also completed the purchase, by way of private placement, of 1,000,000 common shares of Trevali Resources Corp, an unlisted public company incorporated in British Columbia ("Trevali";), at a cost of $100,000.  Although Trevali does not presently hold any material assets, the Company believes that the management of Trevali will ultimately be successful in acquiring a property of merit and reactivating the company.

SUMMARY OF QUARTERLY RESULTS

The table below sets out the quarterly results, expressed in Canadian dollars, for the fiscal years 2005 and 2006 and the first and second fiscal quarters of 2007:

Fiscal 2007

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 82,190	$ 88,649
Gain on sale of investment	1,818,236	-
Net income (loss)	6,903	(2,001,964)
Net income per share	0.00	(0.04)
Comprehensive income (loss)	$ (303,097)	(1,001,964)

Fiscal 2006

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 93,787	103,878	102,400	51,313
Net loss	(951,779)	(1,113,123)	(3,530,664)	(2,594,576)
Net loss per share	(0.02)	(0.03)	(0.08)	(0.06)

Fiscal 2005

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 60,669	$ 128,207	$ 95,604	$ 91,809
Net loss	(1,489,617)	(1,986,307)	(1,607,002)	(1,379,964)
Net loss per share	(0.04)	(0.05)	(0.04)	(0.03)

Notes:

1)

There were no discontinued operations or extraordinary items in the periods under review.

2)

The basic and diluted losses per share were the same in each of the periods.

The variation seen over such quarters is primarily dependent upon the success of the Company's ongoing property evaluation and acquisition program and the timing and results of the Company's exploration activities on its current properties, none of which are possible to predict with any accuracy.

RESULTS OF OPERATIONS

During the six months ended April 30, 2007, the Company had a net loss of $1,995,061 or $0.04 per share as compared to a net loss of $2,064,902 or $0.05 per share for Q2 2006.  The following discussion explains the variations in the key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the Company.  Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding.  Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

	Three months ended April 30		Six months ended April 30
	2007	2006	2007	2006
Net loss	$ 2,001,964	$ 1,113,123	$ 1,995,061	$ 2,064,902
Interest income	88,649	103,878	170,839	197,665
General and administrative costs	1,935,069	810,555	3,895,114	1,852,367
Stock-based compensation component	363,612	26,610	1,018,693	413,166
Write-down of resource properties	52,958	399,854	52,958	399,854

Three months ended April 30, 2007 compared to three months ended April 30, 2006

In the quarter ended April 30, 2007 the Company had a net loss of $2,001,964 or $0.04 per share as compared to a net loss of $1,113,123 or $0.03 per share for the quarter ended April 30, 2006.  The following discussion explains the variations in the key components of these numbers.

Company's general and administrative costs were substantially higher, totalling $1,935,069 compared to $810,555 in 2006.  The main expenses involved in this increase are the salaries and property evaluation expenses.  Within the salary expense, the Company has recorded the non-cash stock based compensation expense of $363,612 (2006 - $nil) and the subsidiary administrative costs of $422,477 (2006 - $nil).  The subsidiary administrative costs resulted from increased exploration activity and improved cost allocation procedures which affected several cost categories.  Property evaluation expense of $386,877 (2006 - 39,698) is also reflective of the increased exploration activity during the period in comparison with the equivalent period in 2006.  In addition, regulatory and professional fees both increased significantly over the equivalent period in 2006 as a result of the Company's listing on the Toronto Stock Exchange and fees relating to the Company's compliance with its SOX and MI 52-109 reporting obligations.

The Company's interest income of $88,649 (2006 - $103,878) reflects lower average cash balances, the result of which was partially offset by higher interest rates.  The foreign exchange loss of $102,586 was significant increased from that in the equivalent period in 2006 ($6,592), and arose principally as a result of a strengthening in the Argentine currency.

Six months ended April 30, 2007 compared to six months ended April 30, 2006

In the six months ended April 30, 2007 the Company had a net loss of $1,995,061 or $0.04 per share as compared to a net loss of $2,064,902 or $0.03 per share for the six months ended April 30, 2006.  The following discussion explains the variations in the key components of these numbers.

The net results for the six months ended April 30, 2007 actually reflect substantially higher operating costs over the equivalent period in 2006 offset by a gain on the sale of a portion of the Company's investment in ITH which occurred in the three months ended January 31, 2007.

The Company's general and administrative costs were substantially higher in 2007, totalling $3,895,114 compared to $1,852,367 in 2006.  A significant portion of this increase is due to stock-based compensation charges, which totalled $1,018,693 in 2007 versus $413,166 in 2006.  These charges are allocated as follows:

	2007	2006
Salaries	$ 742,156	$ -
Consulting	178,144	343,500
Investor relations	98,393	69,666
	$ 1,018,693	$ 413,166

Two other factors resulting in increased general and administrative costs were higher property evaluation expenses of $643,170 (2006 - $72,897) and increased subsidiary administrative costs of $690,440.  These increases resulted from increased exploration activity generally as well as improved cost allocation procedures at the subsidiary level, which affected several cost categories.  In addition, regulatory and professional fees both increased significantly over the equivalent period in 2006 as a result of the Company's listing on the Toronto Stock Exchange and fees relating to the Company's compliance with its SOX and MI 52-109 reporting obligations.

The Other Income of $1,900,053 largely occurred due to the sale of 1,000,000 shares of International Tower Hill Mines Ltd. for a net gain of $1,818,236, which occurred in the quarter ended January 31, 2007.  There was no such income in the previous year.  The reduced interest income of $170,839 (2006 - $197,665) reflects lower average cash balances partially offset by higher interest rates.  The foreign exchange loss of $36,064 (2006 - $10,346) arose principally as a result of a strengthening in the Argentine currency.

All other administrative expenses have risen due to the general increase in the level of activity of the Company, increased expense at its Latin American subsidiaries, and an increase in first quarter property evaluation expenses.

LIQUIDITY AND CAPITAL RESOURCES

The Company has no revenue generating operations from which it can internally generate funds.  It relies on either the sale of its own shares as needed, or the sale or option of its mineral properties.  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.

When optioning properties the Company will sometimes issue its own stock to the vendor of the property as partial or full consideration for the property in order to conserve its cash.

The Company did not undertake any funding activities during the quarter ended April 30, 2007, as the private placements and the sale of ITH shares in the first quarter provided enough funds at the present time.  As a consequence of the foregoing funding activities, as at June 8, 2007, the Company had working capital of approximately $8.1 million, which it anticipates will be sufficient to cover its anticipated expenses for the next 18 months.  However, if the Company substantially increases its expenditures on property acquisitions or exploration expenditures, additional funding will be required within the next eighteen months.  If the Company is unable to obtain any such additional funding as and when necessary, it would likely be required to scale back its property acquisition and/or exploration programs, sell, option or abandon some of its mineral properties or dispose of some or all of its investment in ITH or Trevali.

OFF BALANCE-SHEET ARRANGMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During the period ended April 30, 2007 the Company incurred the following expenses paid to directors of the Company or companies with common directors:

	2007	2006
Professional fees	$ 53,500	$ 201,859
Consulting fees	$ 45,000	$ 99,490

At April 30, 2007 there was $20,672 (October 31, 2006 - $12,012) included in accounts payable and accrued liabilities owing to related parties.

The Company recovered $66,990 during the six months ended April 30, 2007 (2006 - $18,528) in rent and administration costs from Wealth Minerals Ltd., International Tower Hill Mines Ltd., Indico Technologies Ltd., Athlone Energy Ltd., and Lawrence W. Talbot Law Corporation, companies with common officers or directors.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

The presidents of Minerales y Metales California, S.A. de C.V. and Cardero Argentina S.A. provide management services for USD 5,000 each per month, which is expensed to consulting fees or capitalized to property costs, depending upon the nature of the services.  The president on Cardero Peru, S.A.C. provides management and consulting services for USD 10,000 ($7,500 effective March 1, 2007) per month, which is expensed to consulting fees or capitalized to property costs, depending upon the nature of the services.

PROPOSED TRANSACTIONS

Although the Company is currently investigating a number of additional property acquisitions, and is entertaining proposals for the option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions where the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of estimates in the preparation of the Company's financial statements include the rates of amortization for equipment, the potential recovery of resource property interests, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets.  Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There have been no changes in accounting policies since November 1, 2006, being the start of the Company's most recently completed fiscal year, except for the adoption of the recommendations relating to financial instruments, as follows:

Effective November 1, 2006, the Company implemented the accounting recommendations relating to Financial Instruments as contained in sections 3855 and 3861 of the CICA Handbook.  As explained in Note 3(a) to the unaudited consolidated financial statements for the period ended April 30, 2007, the Company's investment in International Tower Hill Mines Ltd ("ITH";) is classified as "available for sale"; and, accordingly, is carried at quoted market value, including the intrinsic value of the related share purchase warrants.  Resulting unrealized gains or losses, net of applicable income taxes, are reflected in other comprehensive income, while realized gains or losses are included in operations.  The effect of adopting these recommendations resulted in other comprehensive income (loss) of $1,000,000 representing the change in the fair value of the Company's investment which has been recognized for accounting purposes, but not yet realized in cash.  This amount, together with the calculated opening balance at November 1, 2006, is also reflected on the Company's balance sheet within the equity section as "Accumulated other comprehensive income";.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, receivables, investments and payables.

The Company's cash at April 30, 2007 was $6,857,805 of which $171,434 was held in Mexican, Argentinean and Peruvian currencies.  The Company's cash equivalents was term deposits of $5,800,000 which yield approximately 2.1% per annum.

The Company's receivables and payables at April 30, 2007 were normal course business items that are settled on a regular basis.  The Company's investment in ITH and Trevali, including the intrinsic value represented by the share purchase warrants of ITH, is carried at quoted market value or an estimate thereof, and is classified as "available for sale"; for accounting purposes.  The Company has no plans to dispose of any of its investments in either ITH or Trevali.

MATERIAL PROCEEDINGS

On May 20, 2004 Western Telluric Resources Inc. ("Western Telluric";) and Minera Olympic, S. de R.L. de C.V. ("Minera";) (collectively, the "Plaintiffs") commenced an action in the British Columbia Supreme Court (Vancouver Registry, No. S042795) against the Company and James Dawson, Murray McClaren and their respective companies, Dawson Geological Consultants Ltd. and 529197 B.C. Ltd. (carrying on business as Crockite Resources).

The relief claimed against the Company is the setting aside of an agreement dated December 12, 2001 between the Company and Minera by which the Company acquired six mineral concessions in Baja California State, Mexico from Minera, a constructive trust over other mineral interests in Baja California State, Mexico held by the Company and damages for breach of contract, breach of duty of confidence and knowing participation in breach of fiduciary duty.

The Company has filed a Statement of Defence in which it denies any liability.  As well, the Company has commenced a Counterclaim against the Plaintiffs and William Park, Kelly Klatik, Jack Glavine and Kenneth Tremblett for malicious prosecution, abuse of process, injurious falsehood and conspiracy to injure.  In addition to seeking damages, the Company is seeking a declaration that the December 12, 2001 agreement is valid and that it is the owner of the subject mineral concessions.

The pleadings are closed and documents have been exchanged.  Discoveries have been partially completed, and trial is currently set for 2007.

The Company is not currently in a position to quantify the potential exposure to the Company or the potential recovery that may be had pursuant to the Company's counterclaim.  No specific amounts are claimed in either the Statement of Claim or the Counterclaim.  The Plaintiffs have not delivered any evidence with respect to quantum.  In addition, the size of any damage award against the Company may be affected by results of work on the subject mineral properties between April 30, 2007 and trial.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as at April 30, 2007 as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of April 30, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company's internal control over financial reporting during the three months ended April 30, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at June 8, 2007)

1.

Authorized and Issued capital stock:

Authorized	Issued	Value
An unlimited number of common shares without par value	47,301,439	$55,959,886

2.

Options Outstanding:

Number	Exercise Price	Expiry Date
25,000	$3.25	June 9, 2007
200,000	$3.00	July 29, 2007
175,000	$3.00	September 1, 2007
1,400,000	$2.80	May 2, 2008
176,000	$1.90	July 23, 2008
1,275,000	$1.95	August 4, 2008
300,000	$1.70	October 12, 2008
600,000	$2.00	November 30, 2008
255,000	$1.70	December 20, 2008
300,000	$3.28	April 11, 2009
4,706,000

2.

Warrants/Agent's Options Outstanding:

Number	Exercise Price	Expiry Date
750,000	$2.00	July 12, 2008
1,144,500	$2.00	July 23, 2008
44,500	$1.75	July 23, 2008
1,894,500

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company's website at www.cardero.com.